UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2024

STRATA POWER CORPORATION

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(Registrant’s Name)

34334 Forrest Terrace

Abbotsford, BC V2S 1G7

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(Address of principal executive office)

Indicate  by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K filing is made to mirror similar filings made by the Registrant on SEDAR in Canada in accordance with its Canadian Securities Administrators National Instrument NI-51-102 Continuous Disclosure Obligations. This Form 6-K filing includes the attached exhibits as follows:

Exhibit No.	Description	Original Filing Date on Sedar

99.1	SPOWF – 2021 Q1 – Interim Financial Statements	May 14, 2021
99.2	SPOWF – 2021 Q1 – MD&A	May 14, 2021
99.3	SPOWF – 2021 Q1 – Certification CEO	May 14, 2021
99.4	SPOWF – 2021 Q1 – Certification CFO	May 14, 2021

99.5	SPOWF – 2021 Q2 – Interim Financial Statements	August 13, 2021
99.6	SPOWF – 2021 Q2 – MD&A	August 13, 2021
99.7	SPOWF – 2021 Q2 – Certification CEO	August 13, 2021
99.8	SPOWF – 2021 Q2 – Certification CFO	August 13, 2021

99.9	SPOWF – 2021 Q3 – Interim Financial Statements	November 15, 2021
99.10	SPOWF – 2021 Q3 – MD&A	November 15, 2021
99.11	SPOWF – 2021 Q3 – Certification CEO	November 15, 2021
99.12	SPOWF – 2021 Q3 – Certification CFO	November 15, 2021

99.13	SPOWF – 2022 Q1 – Interim Financial Statements	May 13, 2022
99.14	SPOWF – 2022 Q1 – MD&A	May 13, 2022
99.15	SPOWF – 2022 Q1 – Certification CEO	May 13, 2022
99.16	SPOWF – 2022 Q1 – Certification CFO	May 13, 2022

99.17	SPOWF – 2022 Q2 – Interim Financial Statements	August 15, 2022
99.18	SPOWF – 2022 Q2 – MD&A	August 15, 2022
99.19	SPOWF – 2022 Q2 – Certification CEO	August 15, 2022
99.20	SPOWF – 2022 Q2 – Certification CFO	August 15, 2022

99.21	SPOWF – 2022 Q3 – Interim Financial Statements	November 14, 2022
99.22	SPOWF – 2022 Q3 – MD&A	November 14, 2022
99.23	SPOWF – 2022 Q3 – Certification CEO	November 14, 2022
99.24	SPOWF – 2022 Q3 – Certification CFO	November 14, 2022

99.25	SPOWF – 2023 Q1 – Interim Financial Statements	May 15, 2023
99.26	SPOWF – 2023 Q1 – MD&A	May 15, 2023
99.27	SPOWF – 2023 Q1 – Certification CEO	May 15, 2023
99.28	SPOWF – 2023 Q1 – Certification CFO	May 15, 2023

99.29	SPOWF – 2023 Q2 – Interim Financial Statements	August 15, 2023
99.30	SPOWF – 2023 Q2 – MD&A	August 15, 2023
99.31	SPOWF – 2023 Q2 – Certification CEO	August 15, 2023
99.32	SPOWF – 2023 Q2 – Certification CFO	August 15, 2023

99.33	SPOWF – 2023 Q2 – Interim Financial Statements	November 14, 2023
99.34	SPOWF – 2023 Q3 – MD&A	November 14, 2023
99.35	SPOWF – 2023 Q3 – Certification CEO	November 14, 2023
99.36	SPOWF – 2023 Q3 – Certification CFO	November 14, 2023

99.37	SPOWF – 2020 – Form N1 51 - 101F1	May 4, 2021
99.38	SPOWF – 2020 – Form N1 51 - 101F3	May 4, 2021
99.39	SPOWF – 2021 – Form N1 51 - 101F1	May 4, 2022
99.40	SPOWF – 2021 – Form N1 51 - 101F3	May 4, 2022
99.41	SPOWF – 2022 – Form N1 51 - 101F1	March 24, 2023
99.42	SPOWF – 2022 – Form N1 51 - 101F3	March 24, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Power Corporation

___/s/ Trevor Newton______________

By: /s/ Trevor Newton

Name: Trevor Newton

Title: President

Date: January 10, 2024

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